1/2 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES TRANSACTIONS UNDER THE SHARE BUYBACK PROGRAM Amsterdam, 17 September 2025 Ferrovial (Ticker: “FER”) refers to (i) the announcement disclosed to the market on 14 March 2025, regarding the implementation of a buyback program for its own shares (the “Program”), starting on 2 June 2025; and (ii) the announcement disclosed to the market on 9 September 2025, reporting the transactions under the Program between 1 and 5 September 2025. An error was detected in the latter announcement regarding the total amount disbursed for the acquisition of Ferrovial shares. The information from that period can be found below again, including the correct data. ******** The Company reports that, during the period between 1 and 5 September 2025, it has carried out the following transactions under the Program. Detailed information on the individual shares purchase transactions carried out in the above- mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial- information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back- program-transactions/. Within the framework of the Program, since its beginning up to and including 5 September 2025, the Company has repurchased a total of 2,100,000 shares for a total amount of 95,531,666.68 euro. Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of USD transactions.

2/2 About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index) and strives to conduct its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.